525 W. Monroe Street Chicago, IL 60661-3693 312.902.5200 tel 312.902.1061 fax..

Ram Padmanabhan rp@kattenlaw.com 312.902.5520 direct 312.577.8733 fax
August 10, 2007

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street, NE
Washington, D.C. 20549

Re:	Cleveland BioLabs, Inc. Registration Statement on Form SB-2 Filed June 14, 2007 File No. 333-143755

We are writing on behalf of our client, Cleveland BioLabs, Inc. (the “Company”), in response to the letter of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”), dated June 26, 2007 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form SB-2, filed with the Commission on June 14, 2007. For the convenience of the Staff, the responses set forth below follow the text of the paragraphs of the Comment Letter to which they relate. Amendment No. 1 to Form SB-2 (“Amendment No. 1”) is being filed via EDGAR concurrently herewith.

Dollar Value of underlying securities

1.
Please provide the total dollar value of the securities underlying the convertible preferred that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible preferred).

Response: In response to this comment, the Company has revised page 4 of Amendment No. 1 under the heading “Private Placement” and page 78 of Amendment No. 1 under the heading “Description of Our Series B Convertible Preferred Stock” to provide the total dollar value of the securities underlying the convertible preferred that are being registered for resale.

Payments to the investor and affiliates

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2.
Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any dividend payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Further, please provide disclosure of the net proceeds to the issuer from the sale of the convertible preferred and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible preferred.

Response: In response to this comment, the Company has inserted the table titled “Payments to Selling Stockholders and Affiliates” and additional narrative disclosure on page 52 of Amendment No. 1.

Potential profits on conversion

3.	Please provide tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible preferred, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible preferred on the date of the sale of the convertible preferred;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible preferred, calculated as follows:

o	if the conversion price per share is set at a fixed price, use the price per share established in the convertible preferred; and

o
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible preferred and determine the conversion price per share as of that date;

August 10, 2007

•	the total possible shares underlying the convertible preferred (assuming no dividend payments and complete conversion throughout the term of the preferred);

•
the combined market price of the total number of shares underlying the convertible preferred, calculated by using the market price per share on the date of the sale of the convertible preferred and the total possible shares underlying the convertible preferred;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible preferred calculated by using the conversion price on the date of the sale of the convertible preferred and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible preferred, calculated by subtracting the total conversion price on the date of the sale of the convertible preferred from the combined market price of the total number of shares underlying the convertible preferred on that date.

If there are provisions in the convertible preferred that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response: In response to this comment, the Company has inserted the table titled “Discount to Market Price of Common Stock Upon Conversion of Series B Preferred” on page 52 of Amendment No. 1.

Total potential profit from other securities

4.	Please provide tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

August 10, 2007

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

o	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

o
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response: Other than the convertible preferred discussed in response to Comment 3, the Company has not issued any securities to the selling stockholders or their affiliates for a conversion price or exercise price that is at a discount to market price.

Comparison of issuer proceeds to potential investor profit

5.	Please provide tabular disclosure of:

August 10, 2007

•	the gross proceeds paid or payable to the issuer in the convertible preferred transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 2;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible preferred and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comments 3 and 4.

Further, please provide - as a percentage - of the total amount of all possible payments as disclosed in response to Comment 2 and the total possible discount to the market price of the shares underlying the convertible preferred as disclosed in response to Comment 3 divided by the net proceeds to the issuer from the sale of the convertible preferred, as well as the amount of that resulting percentage averaged over the term of the convertible preferred.

Response: In response to this comment, the Company has inserted the table titled “Comparison of Proceeds to Potential Investor Profit” on page 52 of Amendment No. 1. The Company believes, however, that providing the percentage of net proceeds that the combined payments or total possible profits comprise averaged over the term of the convertible preferred would not be meaningful disclosure and may be confusing to investors, and therefore has not included it here. With the exception of the warrant management fees, each of the payments has been made already; averaging the payments over the 30 month term of the convertible preferred may wrongly suggest that those payments are to be made over time or are somehow contingent upon the Series B Preferred not being converted. Likewise, the profit to be realized is based (per the Commission’s instructions) on the closing price of our common stock on the day the Series B Preferred were sold. As such, that amount is fixed as of a certain point in time. It could fluctuate before and after the 30 month maturity date. Averaging the amount over the 30 month period could misleadingly suggest otherwise.

Prior transactions between the issuer and the selling shareholders

6.
Please provide tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

August 10, 2007

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response: In response to this comment, the Company has inserted tables under the heading “Prior Securities Transactions Between the Company and the Selling Stockholders” on page 74 of Amendment No. 1.

Comparison of registered shares to outstanding shares

7.	Please provide tabular disclosure comparing:

August 10, 2007

•
the number of shares outstanding prior to the convertible preferred transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response: In response to this comment, the Company has inserted the table titled “Comparison of Registered Shares to Outstanding Shares” on page 75 of Amendment No. 1.

The issuer’s intention and ability to make all payments and the presence or absence of short selling by the selling shareholders

8.	Please provide the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

o	the date on which each such selling shareholder entered into that short position; and

August 10, 2007

o
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible preferred transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible preferred transaction, before the filing or after the filing of the registration statement, etc.).

Response: The Company intends, and has a reasonable basis to believe, that it will have the financial ability to make all payments on the securities issued in the private placement.

As of the date of this letter, the Company had received responses from selling stockholders holding over 93% of the shares registered for resale. Based on those responses, selling stockholders holding in excess of 74% of the shares registered for resale have confirmed that they do not have a short position in the Company's common stock. Selling stockholders holding approximately 19% of the shares registered for resale have indicated that they consider their trading information to be confidential and proprietary, but each of such selling stockholders has confirmed that (i) it did not enter into any short sales during the period beginning when such selling stockholder obtained knowledge that the Company was contemplating a private placement and ending upon the Company's public announcement of the private placement on March 19, 2007, (ii) it is aware of and in compliance with applicable laws concerning insider trading, and (iii) is aware of and in compliance with the position of the Commission set forth in Item A.65 of Section 5 of the Commission's Manual of Publicly Available Telephone Interpretations.

Relationships between the issuer and selling shareholders

9.	Please provide:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible preferred; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible preferred.

August 10, 2007

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response: In response to this comment, a description of such relationships and arrangements is set forth on pages 75 to 76 of Amendment No. 1 and existing agreements between and/or among those parties are included as exhibits to Amendment No. 1.

The method by which the number of registered shares was determined

10.
Please provide a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Security Holders” section of the prospectus.

Response: In response to this comment, the Company has provided such description on page 62 of Amendment No. 1. The Company is required under the Registration Rights Agreement to register at least 130% of the shares of common stock issuable upon conversion of the Series B Preferred and upon exercise of the Warrants. The numbers of shares that the Company seeks to register, therefore, reflects 130% of the number of shares issuable upon conversion of all Series B Preferred and exercise of all Warrants at the current conversion and exercise prices, respectively.

Information regarding institutional selling shareholders

11.
With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Response: In response to this comment, the Company has inserted such information in the footnotes to the Selling Stockholders table on pages 68 to 74 of Amendment No. 1.

If you have any further questions, please do not hesitate to contact me.

August 10, 2007

Very truly yours,

Ram Padmanabhan

cc: Michael Fonstein

Enclosures